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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
BRAGG GAMING GROUP INC.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

104833306
(CUSIP Number)

Doug Fallon
Bragg Gaming Group Inc.
7160 Rafael Rivera Way, Suite 330
Las Vegas, NV 89113
(702) 481-4307

                                                                                 Copy to:

Richard Raymer
Dorsey & Whitney LLP
161 Bay Street, Suite 5310
Toronto, Ontario M5J 2S1
                                                                                          (416) 367-7370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 104833306

1	NAMES OF REPORTING PERSONS Doug Fallon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 31,764
	8	SHARED VOTING POWER 1,443,179
	9	SOLE DISPOSITIVE POWER 31,764
	10	SHARED DISPOSITIVE POWER 1,443,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,474,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.15%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS Crazy Roll, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,393,179
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,393,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.82%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS DR ZAP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.	Security and Issuer
(a)	Title of Class of Securities:
Common Shares, no par value (the “Shares”)
(b)	Name of Issuer:
Bragg Gaming Group Inc. (the “Issuer”)
(c)	Address of Issuer’s Principal Executive Offices:
130 King Street West, Suite 1955
Toronto, Ontario M5X 1E3
Canada
Item 2.	Identity and Background
(a)	Name of Reporting Person:
Doug Fallon (“Reporting Person”)
(b)	Principal Business Address:
c/o Bragg Gaming Group Inc.
7160 Rafael Rivera Way, Suite 330
Las Vegas, NV 89113
(c)	Occupation, Employment and Other Information:
The Reporting Person is engaged in the business of technology development.
(d)	Criminal convictions:
The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Civil proceedings:
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Citizenship:
United States
Item 3.	Source and Amount of Funds or Other Consideration:
On June 2, 2021, the Issuer acquired Wild Streak LLC, a Nevada limited liability company owned and controlled by the Reporting Person (“Wild Streak”).  In connection with the acquisition, the Reporting Person and entities controlled by the Reporting Person received common shares of the Issuer over a period of three years.
Item 4.	Purpose of Transaction
The Reporting Person acquired the Shares as a result of the Issuer’s acquisition of Wild Streak.
Item 5.	Interest in Securities of the Issuer:

(a)	Number of shares as to which the Reporting Person has:
(i)	Sole power to vote or to direct the vote: 31,764
(ii)	Shared power to vote or to direct the vote: 1,443,179
(iii)	Sole power to dispose or direct the disposition: 31,764
(iv)	Shared power to dispose or direct the disposition: 1,443,179
(v)	Aggregate amount of shares beneficially owned: 1,474,943
(vi)	Percent of class represented in Item (v) above: 6.15%

(b)	See (a).
(c)	On June 2, 2021, Doug Fallon was appointed as Managing Director of Group Content, a senior officer position of the Issuer.
On August 27, 2021, shares of the Issuer’s common stock began trading on NASDAQ.
On September 11, 2022, the Reporting Person received options exercisable for 26,764 shares of the Issuer’s common stock at C$6.50 per share, 15,610 of which are currently vested.  The options expire on September 11, 2032.
Between April of 2021 and March 31, 2023, the Reporting Person purchased 50,000 shares of the Issuer’s through DR ZAP Holdings LLC, a Nevada limited liability company beneficially owned and controlled by the Reporting Person (“DR ZAP”), and 5,000 shares of the Issuer’s common stock in the Reporting Person’s individual retirement account.  On July 7, 2023, 1,039,279 shares of the Issuer’s common stock were issued to Crazy Roll, Inc., a Delaware corporation owned and controlled by the Reporting Person (“Crazy Roll”).  On June 8, 2024, an additional 353,800 shares of the Issuer’s common stock were issued to Crazy Roll.
(d) See (c).
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
On April 24, 2024, the Issuer issued a secured promissory note in the amount US$7,000,000 to DR ZAP and to the T & J Fallon Family Trust, a trust in which the Reporting Person may have a beneficial ownership interest.  The note matures on April 24, 2025, and bears interest at an annual rate of 14%, payable quarterly.
Item 7.	Material to Be Filed as Exhibits:
Exhibit 10.1 Secured Promissory Note dated April 24, 2024
Exhibit 99.1 Joint Filing Agreement dated July 9, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 9, 2024	/s/ Doug Fallon Doug Fallon
Dated: July 9, 2024	DR ZAP Holdings, LLC, a Nevada limited liability company By: /s/ Doug Fallon Doug Fallon, Manager
Dated: July 9, 2024	Crazy Roll, Inc., a Nevada corporation By: /s/ Doug Fallon Doug Fallon, President